Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 18 DATED MARCH 12, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007), supplement no. 14 dated January 17, 2007, supplement no. 15 dated January 23, 2007, supplement no.16 dated January 24, 2007 and supplement no.17 dated February 8, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition and related financing of a two-story office building containing 96,346 rentable square feet in Tampa, Florida; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of March 7, 2007, we had accepted aggregate gross offering proceeds of approximately $185.5 million.

Acquisition and Related Financing of the Sabal VI Building

On March 5, 2007, we purchased, through an indirect wholly owned subsidiary, a two-story office building containing 96,346 rentable square feet (the “Sabal VI Building”) from NCFLA II OWNER LLC and NCFLA SABAL LLC, which are not affiliated with us or our advisor. The Sabal VI Building is located on an approximate 10-acre parcel of land at 3611 Queen Palm Drive in Tampa, Florida.

The purchase price of the Sabal VI Building was $16,500,000 plus closing costs. The acquisition was funded with proceeds from the loan described below and proceeds from this offering.

In connection with the acquisition, we obtained an $11,040,000 fixed rate mortgage loan from a financial institution. The loan matures on October 1, 2011 and bears interest at a fixed rate of 5.14% per annum for the first two years and 5.84% thereafter. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to defease the entire loan (but not prepay) upon the earlier to occur of: (a) three years after March 5, 2007 and (b) two years after the “start up day” of the REMIC trust established by the lender. The loan is secured by the Sabal VI Building.

The Sabal VI Building was completed in 1988 and is 100% leased. The Sabal VI Building is currently leased by the following tenants: CCN Managed Care, Inc. (61%), PharMerica (20%), and Ford Motor Credit Company (19%). CCN Managed Care is a wholly owned subsidiary of First Health Group Corp., one of the nation’s largest PPO networks. PharMerica is a wholly owned subsidiary of AmerisourceBergen Corporation, the nation’s leading drug distributor and global supplier of pharmaceuticals, medical-surgical supplies, specialty healthcare products, information management solutions and consulting services. Ford Motor Credit Company, a wholly owned subsidiary of Ford Motor Company, is one of the world’s largest auto financing companies. It provides wholesale financing, mortgages and capital loans for dealers, as well as individual and fleet financing.

The current aggregate annual base rent for the tenants of the Sabal VI Building is approximately $1.3 million assuming Ford Motor Credit Company takes occupancy, as expected, at the lease term commencement date. As of March 2007, the current weighted-average remaining lease term for the current tenants of the Sabal VI Building is approximately 6.9 years. The CCN Managed Care lease expires in March 2016 and the average annual rental rate for the CCN Managed Care lease over the remaining lease term is $13.15 per square foot. CCN Managed Care has the right to terminate its lease effective April 30, 2013 upon payment of a termination penalty of $1,044,000. CCN Managed Care also has the right, at its option, to extend the lease for two additional five-year periods. The PharMerica lease expires in September 2008 and the average annual rental rate for the PharMerica lease over the remaining lease term is $16.83 per square foot. PharMerica has the right, at its option, to extend the lease for two additional five-year periods. Ford Motor Credit Company executed its lease on January 11, 2007 and, per its lease, it is anticipated that Ford Motor Credit Company will commence paying monthly rent effective May 1, 2007 upon taking occupancy of the space. The Ford Motor Credit Company lease expires in April 2012 and the average annual rental rate for the Ford Motor Credit Company lease is $21.24 per square foot. Ford Motor Credit Company has the right, at its option, to extend the lease for one additional five-year period.

We do not intend to make significant renovations or improvements to the Sabal VI Building. Our management believes that the Sabal VI Building is adequately insured.

Indebtedness

As of March 9, 2007, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was approximately $215.1 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 13 to the prospectus.

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